Mail Stop 4561

February 12, 2007

Mr. John R. Emery
Chief Financial Officer,
inVentiv Health, Inc.
200 Cottontail Lane
Vantage Court North
Somerset, NJ   08873

> **Re:** **inVentiv Health, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-30318**

Dear Mr. Emery:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief